uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

08006318

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference #

Date 10.04.2008 09.1-07

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

SUPPL

2008 DEC 23 A 10:15

RECEIVED

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. April 3, 2008 – April 25, 2008

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. April 3, 2008 – April 25, 2008.

Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

PROCESSED
DEC 3 0 2008
THOMSON REUTERS

Enclosures:
1. Information on corporate actions dd. April 3 (Board of Directors adopts the resolution to call the Annual General Shareholders Meeting).
2. Information on corporate actions dd. April 3 (Board of Directors determines the Record Date with regard to the Annual General Shareholders Meeting).
2. Information on corporate actions dd. April 25 (Board of Directors validates agenda of AGM).

12/24

News

The BoD Announces AGM Agenda and Recommended Dividend

25.04.2008

Ekaterinburg – April 25th, 2008 - Uralsvyazinform (RTS and MICEX: URSI/URSIP, ADR: UVYZY/UVYZYP), the leading carrier of fixed-line and mobile services in the Urals region, Russia reports on the Agenda of the forthcoming Annual General Meeting.

On April 24th, 2008 Board of Directors validated the agenda of AGM to be held on June 4, 2008 in Tyumen, and announced recommended dividend and Auditor for Meeting's approval.

The Meeting's Agenda is comprised of the following:

1. Approval of the Annual Report, the Annual Financial Statements, including the Profit and Loss statement (profit and loss account) of the Company, as well as the Company's profit (including dividend payment) and loss distribution as of the reporting (2007) fiscal year.
2. Election of members of the Company's Board of Directors.
3. Election of members of the Company's Audit Commission.
4. Approval of a new version of the Charter.
5. Approval of a new version of the Regulation on the Audit Commission.
6. Approval of a new version of the Regulation on the Company's Board of Directors.
7. Introduction of amendments to the Regulation on the Management Board.
8. Termination of membership in Regional Mobile Operators Association.
9. Nomination of the Company's Auditor for 2008.
10. Setting the amount of annual remuneration payable to the members of the Company's Board of Directors.

The Board has provisionally approved the annual report and annual accounting, including profit and loss statement and profit distribution as of 2007.

The Annual General Meeting is also recommended to approve the pay-out of 2007 dividend at the rate of:

- RUR 0.047031 per 1 preferred share payable till August 3, 2008;
- RUR 0.022821 per 1 common share payable till December 15, 2008.

Total amount of dividend payment, if approved by AGM, amounts to RUR 1,105.6 mln or 30.0% of net profit of the company as of 2007 under RAS. The rest of net (retained) profit in the amount of RUR 2,579.7 is recommended for the increase of equity capital.

The Board recommends KPMG (ZAO) as the Auditor of financial statements under Russian and International Accounting Standards as of 2008. KPMG was announced winner of the tender to assign the company's auditor.

The AGM will take place on June 4, 2008 at the following location: 34, Respublika St., Tyumen, 625000 Russia. Record date (the date of compiling the list of persons entitled to participate in the AGM) – April 18, 2008.

The information, subject to disclosure to shareholders under preparation for Annual General Meeting, may be reviewed at company office (Ekaterinburg), regional offices, as well as at corporate web-site at www.usi.ru/en

For additional information, please contact IR department on tel. +7 343 379 1219, +7 343 379 1859 or e-mail: investor@gd.usi.ru.
The most recent company information is also available from this website and www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.

Significant Events

Uralsvyazinform Calls the Annual General Shareholders Meeting

03.04.2008

On April 03, 2008 Uralsvyazinform Board of Directors adopted the resolution to call the Annual General Shareholders Meeting to be held in the form of simultaneous attendance of the shareholders, with blank ballots being delivered prior to the date of the AGM (Protocol of the session No 18 dd. April 03, 2008).

Date of the AGM June 04, 2008
Start time of the AGM 10.00 a.m.
Start time of AGM participants registration 8.00 a.m.
Place of the AGM and registration 34, Respubliki str., Tyumen, Russia.

Mail addresses to direct the filled in voting bulletins to:
620014, 11 Moskovskaya str., Ekaterinburg, Russia
620110, 134 b Lunacharskogo str., Ekaterinburg, Russia
640000, 44 Gogolya str., Kurgan, Russia
614096, 68 Lenina str., Perm, Russia,
625000, 40 Respubliki str., building 1, Tyumen, Russia
454000, 161 Kirov str., Chelyabinsk, Russia
628011, 3 Komintern str., Khanty-Mansiysk, Russia
629008, 2 Matrosova str., Salekhard, Russia
109004, 48 Nikoloyamskaya str., building 2, Moscow, Russia

Significant Events

Board of Directors Determined the Record Date With Regard to the Annual General Shareholders Meeting

03.04.2008

Type of the securities: ordinary registered non-documentary shares.

The list of shareholders is made up to determine the shareholders entitled to take part in Uralsvyazinform 2008 Annual General Shareholders Meeting.

The record date was determined to be April 18, 2008.

The date and number of the Protocol of the Board of Directors' session the record date was determined at: April 03, 2008. Protocol No 18.

END